

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 25, 2008

Ms. Nicole Veilleux
Richmont Mines, Inc.
110 Avenue Principale
Rouyn-Noranda, Quebec,
Canada, J9X 4P2

> **Re: Richmont Mines, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed May 6, 2008**
> **Response Letter Dated October 16, 2008**
> **File No. 1-14598**

Dear. Ms. Veilleux:

    We have completed our review of your filing, and do not, at this time, have any further comments.

> Sincerely,
>
>
> Karl Hiller
> Branch Chief